Filed by PFSweb, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: eCOST.com, Inc.
Commission File Number: 000-50887
PFSweb
Moderator: Ken Sgro
January 11, 2006
CEOcast with PFSweb and eCOST.com
KEN SGRO, CEOcast: This is Ken Sgro with CEOcast. I have two guests today. One is Mark Layton who is the Chairman and Chief Executive Officer of PFSweb, Incorporated; and the other is Adam Shaffer who holds a similar title for eCOST.com, Incorporated. And what is particularly interesting about this interview is that these two companies are going to merge with each other and one entity will emerge from that.
But before we get into this, Adam, start off telling us what eCOST.com does and how — and how you’re different than let’s say sites such as Buy.com or Overstock.com.
ADAM SHAFFER, CHAIRMAN AND CEO, ECOST.COM: Sure — sure. First of all, eCOST.com is an online discount retailer and we sell lots of different categories. You know probably more than 12 — we’ve been adding lots of new products and categories through out. We sell over 100,000 different products at any given time.
When you look at us compared to say Overstock.com or a Buy.com we focus more on technology products. And we do sell housewares and other things but our core, where we kind of come from, we evolved out of the technology area which has been interesting which has enabled us to acquire very savvy Internet customers at a pretty affordable rate.
But a big differentiator between us and our competitors is that eCOST, which started in 1999, has been able to, through different merchandising mechanisms, been able to get the ability to sell the entire product lifecycle. And what I mean by the entire product lifecycle I mean we can sell the latest and greatest hits, the latest new products — Apple just came out with a bunch yesterday and they were on our site minutes after the announcement at Macworld and all the add-ons and enhancements that go with us — and at the same time we carry closeouts and end-of-life product for, you know, very, very good pricing on relevant technology. And also we sell refurbished products, products that are remanufactured by the manufacturer with a warranty from the manufacturer like Hewlett-Packard and Westinghouse. And we’re able to sell that at even a more compelling price, again, very relevant technology.
And in a world where technology changes so quickly you have different types of customers out there. There are customers that just got to have the latest, greatest stuff, and the regular carry stuff and we’re there for that and come on down, you know, we have it.
There’s people that are bargain hunters and looking for a great deal because they know they’re going to replace their notebook every year so they don’t want to spend the most on new technology products. So they get current technology product and save a bundle on a refurbished products.
And so being able to carry the full product lifecycle really expands the market for us and lets us attack different segments.
Also the way we go to market we have a regular what we call our everyday low price site which is a retail site which is very easy to navigate, very graphical, fun to shop and easy to find stuff. But at the same time we have another platform, which is a proprietary platform which eCOST owns and it’s called Bargain Countdown. And Bargain Countdown is a limited quantity, limited time to offer. And we have hundreds of different offers going on through the day and the evening and they change on a regular basis.
And to better explain it, if a product that we put up there — maybe we put a dozen or two dozen of these products odd lot quantities up — if the product sells out before the time allotted the sale is over, product is taken off the site, it’s gone. If the product doesn’t sell off before the time allotted is over we pull it off the site, a little like the Gong Show or maybe even a home shopping network and it comes off the site. So it’s very compelling. People come there daily to look at the latest and greatest deals. And at the same time we merge the shopping cart so the customers are able to buy these refurbs, closeouts, super deals and then add the greatest and latest enhancements and add-on products. So we can get, you know, kind of a much better total order.
And when you look at our competitors — sorry to go on too long about that — but when you look at an Overstock or a Buy for the most part Buy.com is selling pretty much regular carry stuff. They don’t really get to much into the product life cycle that we have and they don’t have, of course, Bargain Countdown.
And Overstock really doesn’t focus on the technology stuff as much. You would see a lot more of the apparel and things like that there. But Overstock is really in my mind and I think in customers minds a close-out place only so you don’t get the add-ons — the add-ons and enhancement products, you don’t get the regular carry products. So it’s a little more limiting for a customer where we provide them all of the above.
KEN SGRO: Actually, when I looked at your site I saw a one-gig stick — memory stick ...
ADAM SHAFFER: Yes.
KEN SGRO: ... for about $52 which is easily the best price I’ve seen for that anywhere.
ADAM SHAFFER: Hopefully you bought it or you’re going to hurt my conversion rate.
KEN SGRO: Well, there’s a very high probability I might.
Mark, what does PFSweb do?
MARK LAYTON, CHAIRMAN AND CEO, PFSWEB: Well, PFSweb is in the outsourcing business. We founded this company in 1994 and we provide call center distribution technology, Web site design and hosting for primarily Fortune 500 companies. We provide services to about 40 large clients today that where they effectively run their business on the back of our infrastructure on a service-related basis.
KEN SGRO: Why the merger and which company is going to be the survivor?
MARK LAYTON: Well, PFSweb is — PFSweb will be the surviving entity the — and I’ll remain as CEO of the — of the combined company. Adam will continue to run the division — the eCOST division as a — as a wholly-owned subsidiary of PFSweb.
You know the thesis behind the merger is eCOST as a public company had some — has had some operational difficulties this past summer. And PFS on the other side has world-class operations in call center and technology infrastructure but we’ve lacked consistent growth on the PFS side. eCOST had had, until some of the struggles it had this past summer, had shown rocket-ship growth. And so we’re really looking at the elements of high growth and some fantastic supplier relationships in the produce lifecycle that Adam described being now moved to where it can operate on a world-class infrastructure to where customer service can improve dramatically, cost of operations can improve, we eliminate the redundant costs of operating two public companies. And ultimately we believe that shareholder value will be driven through not only higher growth rates from the top-line standpoint but improved profitability.
KEN SGRO: Now one of the key things in the eCOST business is something that Adam referred to which is this cost of acquisition. Is there any benefit that will occur because of this merger regarding that?
ADAM SHAFFER: Can you just repeat that question? Are you talking about customer acquisition ...
KEN SGRO: Yes.

ADAM SHAFFER: ... or other types of acquisition?
KEN SGRO: No, customer acquisition.
ADAM SHAFFER: Being on probably a better technology infrastructure and also, you know, with probably I would say pretty sophisticated reporting and analysis capabilities that the PFS folks bring to the table, I think that, you know, the sky is the limit with regard to being able to optimize and enhance every single thing we do including cost to acquire and acquiring new customers at even more affordable rates.
KEN SGRO: Now ...
ADAM SHAFFER: You know Mark I think has some great ideas also although he’s a logistics, you know, expert he brings a lot of great business and marketing savvy to the table, too. So I, you know, I welcome that.
KEN SGRO: Where are you exactly in the process of this being consummated?
MARK LAYTON: Well, we’re in the middle of the shareholder vote currently. The record date of the shareholder vote I believe is December 21st. We have — both companies have scheduled shareholder meetings for the 23rd of January and so that will be the date that the meetings are held. We have some option to extend those but at this point the voting is currently going underway on the shareholder side. And, you know, we would hope to close the transaction as soon as possible after that.
KEN SGRO: What do you see is the major challenge that the new entity is going to face?
MARK LAYTON: In actual closing or post closing?
KEN SGRO: Post closing.
MARK LAYTON: Well, obviously, any acquisition or merger activity is a significant integration effort and there’s, you know, you really cannot underestimate the amount of activity and effort that’s got to go in and planning that’s got to go in to planning a successful integration. That’s what we do. PFS has, you know, has a lot of experience in terms of integration companies into its infrastructure so, you know, we’re well equipped to be able to manage that. But they’re never easy and so, you know, that will be the first challenge to deal with.
The second part here is that, you know, it’s my goal and Adam’s goal to really prepare eCOST to, you know, begin to return back to growth. You know their focus has been on reducing or improving their operating performance and really trying to get their bottom line improved since the challenges that came up this past summer. And as a result revenue growth has really taken a backseat. Both of us really as quickly as possible want to get eCOST on to an approved — an improved operational and technology infrastructure where the growth can come back.
But, you know, it’s not a switch. And so there’s going to be a challenge in terms of getting customers to come back to the site, you know, trying to begin to become more aggressive in the acquisition of new customers. And so, you know, and all that is something that we want to try to get done in a relatively short timeframe. So time and, you know — creates a, you know, kind of an exponent in terms of the challenges that we face.
KEN SGRO: Finally question ...
MARK LAYTON: (INAUDIBLE)
KEN SGRO: ... what would be the benchmarks that would define success for this company a year from now?

MARK LAYTON: Well, you know, I think there’s really three benchmarks that I’ve provided to the institutional world in terms of — the investment world in terms of things to look at. The first is obviously getting a successful close of the deal which we hope will happen very soon. The second benchmark or milestone will be we are expecting to be able to achieve about $4 to $5 million worth of cost savings through the merger of the companies that most of which should be able to be achieved by, you know, late summer of 2006. So evaluating how well we do with those and how quickly we get them will be an important benchmark for us.
The third one will be, you know, we’ll be looking at revenue growth as it relates to the holiday season for 2006. You know the business is seasonal and, you know, this is a period of time where, you know, we want to be back in the growth business at that point and on a much better infrastructure. So for ‘06 it’s really those three milestones that I see.
KEN SGRO: Gentlemen, thanks a lot for joining us and we wish you great success.
ADAM SHAFFER: Thank you very much and thanks for the opportunity.
MARK LAYTON: Thank you (INAUDIBLE).
KEN SGRO: I’ve been speaking with Mark Layton who is the Chairman and Chief Executive Officer of PFSweb, Incorporated; and Adam Shaffer who is the Chief Executive Officer of eCOST.com. The two companies are in the process of merging and if all goes according to plan this one looks like it could be a big winner.
This has been Ken Sgro for CEOcast where Wall Street listens.
END